

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 7, 2006

Mr. Merlin Bingham
President
Metalline Mining Company
1330 E. Margaret Avenue
Coeur d'Alene, ID 83815

> **Re:** **Metalline Mining Company**
> **Form 10-KSB for the Fiscal Year Ended October 31, 2005**
> **Filed January 31, 2006**
> **File No. 000-27667**

Dear Mr. Bingham:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief

cc: <u>via facsimile</u>
Theresa M. Mehringer
Burngs Figa & Will P.C.
(303) 796-2777